June 14, 2012

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant Joel Parker, Accounting Branch Chief Tabatha Akins, Staff Accountant

Re:	Life Technologies Corporation
Form 10-K for the Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 3, 2012
Form 8-K Dated February 7, 2012
Filed February 7, 2012 and Amended February 29, 2012
File No. 000-25317

Ladies and Gentlemen:

This letter is in response to the comment letter dated June 4, 2012 of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2011 (the “Form 10-K”), the Form 10-Q for the Quarterly Period ended March 31, 2012 (the “Form 10-Q”), and the Form 8-K dated and filed February 7, 2012 and Amended February 29, 2012 (the “Form 8-K”) of Life Technologies Corporation (the “Company”). This letter restates the numbered comments of the Staff in bold/italic font and in the discussion set forth below each comment is the Company’s response.

2011 Form 10-K

Notes to Consolidated Financial Statements

2. Business Activity, Summary of Significant Accounting Policies and Significant Accounts

Reclassifications and Segment Information, page 59

1.

We note that you operate your business under three divisions and that they are reported as one operating segment. Please provide us with an analysis of why you believe you meet the requirements of ASC 280-10-50 to report a single operating segment. Please include a discussion of the operating results that are reviewed by your chief operating decision maker

Division of Corporate Finance

United States Securities and Exchange Commission

June 14, 2012

and clarify the extent to which they review the results of any or all of your three divisions.

Response:

The Company operates its business as one operating segment, with three business groups that comprise its major product offerings. The Company has assessed the requirements in the guidance in ASC 280-10-50 and believes the Chief Operating Decision Maker (the “CODM”) is our Chief Executive Officer and that the decisions of the CODM to allocate resources are made at a Company level. This assessment is based on the structure of the organization at which revenues and expenses are incurred and the method by which our CODM assesses the performance of the Company and how resources are allocated within the Company.

The Company’s structure is designed so that the business group manager for the Company (our Chief Operating Officer), who also manages the manufacturing and commercial organizations, reports directly to the CODM. This reporting structure allows for the CODM to make decisions regarding the Company’s offerings based on feedback from the COO at the Company level. In addition to the organization of the Company’s business group hierarchy, the Company’s support functions, including finance, human resources, legal, information technology and corporate marketing, are centralized and report directly to the CODM. These functions are managed centrally at the corporate level, and the Company does not allocate these costs at a business group level. Additionally, the Company’s budgeting process is prepared and approved at the corporate level. Accordingly, the Company believes its revenues are driven from the business groups, while the Company’s expenses are managed centrally.

Monthly, the CODM meets with the Company’s leadership team to discuss the operating results of the Company. The primary focus of these meetings is to disucss the revenues of each business group, overall Company costs, new products being developed, and potential acquisitions of companies and technologies that would enhance the Company’s overall product portfolio. The monthly financial analysis provides overall financial performance, revenue by reporting group, and manufacturing and operating expenses at a Company managed level, as well as qualitative information about the performance of the Company during the period. Given the structure and the method of managing the Company, fully allocated discrete financial information regarding the business group performance of the Company is not available for the CODM to review. As a result, the ultimate decision making function of the Company is driven by the CODM at a combined level.

The Company provides consolidated financial information and revenue at the business group level to the Board of Directors. The Company’s Board of Directors reviews overall performance at the Company level, revenue at the business group level, and expenses at the Company level. The Company’s performance incentive plans are based on total Company performance to align all members of the Company with the common goal of maximizing total Company return. These factors, in addition to the above discussion regarding the CODM have led the Company to conclude that it is one operating segment with three business groups.

The Company does acknowledge the Staff’s commentary and recognizes that based on the guidance in ASC 280-10-50-40 that the Staff could recommend the Company would likely have more than one type of product offering, consistent with the business group structure, and therefore

Division of Corporate Finance

United States Securities and Exchange Commission

June 14, 2012

be subject to additional product revenue disclosures on an entity wide basis. Accordingly, the Company will disclose revenues in the notes to the consolidated financial statements in its annual filings by product type, similar to that historically filed in the Company’s Management Discussion and Analysis, to ensure compliance with the provisions of the standards.

The Company advises the Staff that the Company has adjusted the reporting business groups subsequent to year end to better align with the Company’s end markets. Accordingly, the Company’s reporting groups have been modified from the previous structure of Molecular Biology, Genetic Systems and Cell Systems to the current structure of Research Consumables, Genetic Analysis and Applied Sciences. This new structure can be referenced in the Company’s Management Discussion and Analysis on Form 10-Q for the quarterly period ended March 31, 2012 filed on May 3, 2012.

Form 8-K/A Dated February 7, 2012 Filed February 29, 2012

Exhibit 99.1

Non-GAAP Measurements

Consolidated Statements of Operations

2.	In this exhibit you present a full statement of income to reconcile your GAAP earnings to non-GAAP earnings. Please represent to us that you will no longer present these tables in future Item 2.02 Form 8-K submissions or elsewhere. Please see Question 102.10 of our Compliance & Disclosure Interpretations for Non-GAAP Financial Measures. Please also see Instruction 2 to Item 2.02 of Form 8-K which indicates that the provisions of Item 10 (e)(1)(i) apply to these public disclosures.

Response:

The Company acknowledges the staff’s comments regarding Instruction 2 to Item 2.02 of Form 8-K and the necessary application of Item 10(e)(1)(i) in reports furnished to the SEC. The Company will no longer present tables including full statements of income to reconcile GAAP earnings to non-GAAP earnings in future Item 2.02 Form 8-K submissions or elsewhere.

Form 10-Q for the Quarterly Period Ended March 31, 2012

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

9. Fair Value of Financial Instruments

Concentration of Credit Risk, page 16

3.	You indicate that there have been customers in Southern Europe for which days outstanding has increased while payment is pursued. Please tell us the total amout due and the amount past due from these customers by customer and by country. Indicate those customers that are “partially or directly funded by government institutions.”

Response:

Division of Corporate Finance

United States Securities and Exchange Commission

June 14, 2012

The Company does have customers in Southern Europe where there may be potential exposure to the macroeconomic conditions which exist in that region; however, the Company has not disclosed these amounts due to the expected immaterial impact on the Company’s financial position. Total accounts receivable related to Italy and Spain account for less than 1% of total assets as of March 31, 2012 and are therefore immaterial to the Company’s financial position. The Company acknowledges the Staff’s concerns, and accordingly, the Company will continue to monitor the total exposure for those countries in the Southern Europe region. If the total accounts receivable or exposure to past due receivables in the Southern Europe region become material, the Company will disclose information regarding the total accounts receivable as well as the aged status of the portfolio to allow the reader the ability to ascertain the overall risk within the portfolio. Until such a point, the Company will disclose that these items are immaterial.

*****

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Division of Corporate Finance

United States Securities and Exchange Commission

June 14, 2012

We appreciate the Staff’s attention to the review of the Form 10-K, the Form 8-K, and the Form 10-Q. Please do not hesitate to contact me at (760) 603-6454 if you have any questions regarding this letter.

Sincerely,

LIFE TECHNOLOGIES CORPORATION

By:	/s/ David F. Hoffmeister
David F. Hoffmeister
Chief Financial Officer

cc:	David Szekeres, Life Technologies Corporation
Kelli	Richard, Life Technologies Corporation